# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lichen China Ltd, CIK 0001876766
CUSIP: 5479G1082
Title of class of securities: Class A Ordinary Shares, par value $0.00004 per share
Address of issuer's principal executive offices: B2306, Block B Tower 3,, Jinjiang Wanda Plaza Commercial Complex, Jinjiang City, China (F4), 00000
Date of event which requires filing of this statement: 12/30/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001702202

## Reporting persons
- L1 Capital Global Opportunities Master Fund, Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 7,809,000; shared voting power 0; sole dispositive power 7,809,000; shared dispositive power 0; aggregate amount beneficially owned 7,809,000 (9.99% of the class)

## Item 1. Issuer
Name of issuer: Lichen China Ltd
Address of issuer's principal executive offices: 15th Floor, Xingang Square, Hubin North Road, Siming District, Xiamen City, Fujian Province, China, 361013, People's Republic of China

## Item 2. Person Filing
Name of person filing: L1 Capital Global Opportunities Master Fund, Ltd.
Address of principal business office or, if none, residence:
161A Shedden Road, 1 Artillery Court, PO Box 10085
Grand Cayman, Cayman Islands KY1-1001
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
7,809,000

The amounts in Row (5), (7) and (9) represent 6,100,000 Class A Ordinary Shares and 1,709,000 Class A Ordinary Shares issuable upon the exercise of Pre-Funded Warrants exercisable within 60 days. The amounts do not include 4,691,000 Class A Ordinary Shares issuable upon the exercise of Pre-Funded Warrants, which are subject to a 9.99% beneficial ownership limitation. The percentage set forth on Row (11) of the cover page for the reporting person is based on 78,100,000 Class A Ordinary Shares (assuming no exercise of Pre-Funded Warrants) outstanding immediately after the offering based upon the Issuer's Prospectus Supplement filed under Rule 424(b)(5) with the SEC on December 31, 2024. The number of shares outstanding does not include 9,000,000 shares of the Issuer's convertible Class B Ordinary Shares.

David Feldman and Joel Arber are the Directors of L1 Capital Global Opportunities Master Fund, Ltd. As such, L1 Capital Global Opportunities Master Fund, Ltd., Mr. Feldman, and Mr. Arber may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the issuer's securities described herein. To the extent Mr. Feldman and Mr. Arber are deemed to beneficially own such securities, Mr. Feldman and Mr. Arber disclaim beneficial ownership of these securities for all other purposes.
Percent of class: 9.99
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 7,809,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 7,809,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- L1 Capital Global Opportunities Master Fund, Ltd.: David Feldman, David Feldman, Director (01/02/2025)